unaxis

RECEIVED

2006 SEP 12 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

06016723

Date September 5, 2006
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

PROCESSED
SEP 14 2006 E
THOMSON FINANCIAL

i. A. Martina C. Schuler

Corporate Communications

Enclosure

- **Oerlikon increases its investment in Saurer AG**

dw 9/12

Unaxis Holding AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis esec balzers Leybold vacuum Contraves Space

Oerlikon increases its investment in Saurer AG

Pfäffiikon SZ, September 6, 2006 – After the Oerlikon Group has announced its financial investment in Saurer AG, Arbon, this morning, the investment has been increased in the course of the day. Presently, Oerlikon holds 24.1 % of registered shares and 26.1 % of options in Saurer AG.

For further information please contact:
OC Oerlikon Management AG, Pfäffikon
Corporate Communications
Burkhard Böndel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@oerlikon.com
investor.relations@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.